UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 13, 2014

Fourth Quarter 2013 Earnings Release

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Fourth Quarter 2013

Lima, Peru, February 13, 2014 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a Peruvian cement company, announced today its consolidated results for the fourth quarter (“4Q13”) and twelve months (“2013”) ended December 31, 2013. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

•	Cement sales volume increased 4.0% in 2013, compared to 2012

•	Gross profit increased 14.6% in 2013, compared to 2012

•	Operating profit increased 27.1% in 2013, compared to 2012

•	Net income decreased 2.1% in 2013, compared to 2012, mainly due to exchange rate fluctuations and financing cost.

•	Consolidated EBITDA increased 25.3% in 2013, compared to 2012 (S/. 348.9 million vs. S/. 278.5 million)

•
In October 2013, the Consortium formed by JJC-SSK began the construction of the new cement plant in Piura. This plant will start production during the second half of 2015, with a production capacity of 1.6 million MT of cement and 1.0 million MT of clinker.

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO	Rafael Borja / Melanie Carpenter
Claudia Bustamante, Head of Investor Relations	i-advize Corporate Communications, Inc.
Tel: (511) 317-6000 ext. 2165	Tel: (212) 406-3693
Email: cbustamante@cpsaa.com.pe	Email: cementospacasmayo@i-advize.com

Fourth Quarter 2013 Earnings Release

4Q13 versus  4Q12:

•	Sales volumes decrease 1.9% in 4Q13 vs. 4Q12

•	Gross profit declined slightly, by S/. 1.2 million, representing a decrease of 0.9%

•	Operating profit increased S/. 8.6 million, an increase of 13.8%

•	Net income decreased S/. 3.9 million, a decrease of 10.0%

•	Consolidated EBITDA increased S/. 12.5 million, an increase of 17.1%

	Financial and Operating Results
	4Q13	4Q12	% Var.	2013	2012	% Var.
In thousands of metric tons
Cement, concrete and blocks volume	606.0	617.5	-1.9%	2,348.6	2,258.5	4.0%
Quicklime volume	10.6	21.0	-49.5%	59.5	101.0	-41.1%

In millions of S/.
Sales of goods	316.7	317.0	-0.1%	1239.7	1169.8	6.0%
Gross profit	127.6	128.8	-0.9%	523.4	456.8	14.6%
Operating profit	71.0	62.4	13.8%	293.0	230.5	27.1%
Net income	35.0	38.9	-10.0%	152.3	155.6	-2.1%
Net income of controller	36.0	39.9	-9.8%	155.6	159.0	-2.1%
Consolidated EBITDA	85.8	73.3	17.1%	348.9	278.5	25.3%
Cement EBITDA	89.5	78.3	14.3%	361.5	292.1	23.8%
Gross Margin	40.3%	40.6%	-0.3 pp.	42.2%	39.0%	3.2 pp.
Operating Margin	22.4%	19.7%	2.7 pp.	23.6%	19.7%	3.9 pp.
Net income Margin	11.1%	12.3%	-1.2 pp	12.3%	13.3%	-1.0 pp.
Net Income of Controller Margin	11.4%	12.6%	-1.2 pp	12.6%	13.6%	-1.0 pp.
Consolidated EBITDA Margin	27.1%	23.1%	4.0 pp.	28.1%	23.8%	4.3 pp.
Cement EBITDA Margin	28.3%	24.7%	3.6 pp.	29.2%	25.0%	4.2 pp.

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Fourth Quarter 2013 Earnings Release

Economic Overview for 4Q13:

During 4Q13, we continued to experience the slight slowdown in the economy observed during 3Q13. However, in December the economy began to show some signs of recovery.  GDP grew, on average, approximately 5.1% in October and November, after several months of growth below 4%. The Central Bank estimates that the annual growth for 2013 was 5.1%. The downward revision of GDP, from an estimated 6.3% in March, is due to a lower dynamism of domestic demand mainly explained by the deterioration of investment expectations and the downward revision of global growth, as well as lower metal prices. Nevertheless, it is important to mention that the private investment projects announced for the 2014-2015 period total US$ 29 billion, US$ 1.8 billion higher than the figure estimated in September.

In terms of cement consumption, signs of recovery are still not evident, but a recovery is expected during 2Q14. The consumer confidence index is linked to the demand for cement, with some lag. Having seen signs of improvement in this index since November, it is reasonable to assume that cement sales should recover in the coming months.

Source: Apoyo Consultoría

Fourth Quarter 2013 Earnings Release

Peruvian Cement Industry Overview:

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplies the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 15% of national Gross Domestic Product (“GDP”).  During the four-year period between November 2009 LTM and November 2013 LTM, total cement consumption in Peru grew at a Compound Annual Growth Rate (‘CAGR”) of 12.1% according to INEI, driven by the country’s economic growth and, to a lesser extent, by spending in infrastructure. In the northern region, cement consumption grew at a CAGR of 10.5% during the same period. Despite this growth, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country by the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market
Shipments by plant and market share

Fourth Quarter 2013 Earnings Release

Main Infrastructure Projects in the Area of Influence:

The current government has expressed its intention to increase and accelerate investment in infrastructure. Thus, in June the government announced that it had earmarked approximately US$ 780 million for infrastructure works. Similarly, the government is actively promoting a higher number of Public Works Tax Deduction, a mechanism that allows companies to finance public investment projects in exchange for the payment of the Income Tax. These measures seek to accelerate the participation of the private sector in these projects, having undertaken over S/. 403 million in 2013, 193% higher compared to the previous year.

This potential increase in infrastructure investment generates a direct impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. It is important to mention that the Government recently passed a law declaring the public need and nationwide interest for the modernization of the Talara Refinery which represents an investment of approximately US$ 3.5 billion. Additionally, construction of the third phase of the hydraulic infrastructure of the Chavimochic project was awarded in December to the Rio Santa-Chavimochic consortium comprised by the Brazilian company Odebrecht and the Peruvian company Graña and Montero.

Below is a list of the main projects in the Northern region:

Infrastructure Projects
Infrastructure Projects	Region	State	Start Date
IIRSA Norte Highway	Various	Execution	2011
Quitaracsa Hydroelectric Plant	Ancash	Execution	2011
High Complexity Essalud Hospital	La Libertad	Execution	2012
Alto Piura Huancabamba y Ayabaca Highway	Piura	Execution	2012
Paita Port	Piura	Execution	2012
Chonta Dam	Cajamarca	Execution	2013
Construction of Evitamiento Highway	La Libertad	Execution	2013
Improvement of Chiclayo Airport	Lambayeque	Execution	2013
Olmos Irrigation Project	Lambayeque	Execution	2013
Alto Piura Tunnel	Piura	Execution	2013
Improvement of the Talara Refinery	Piura	Awarded	2014
Chavimochic Irrigation Project	La Libertad	Awarded	2014
Longitidunal Highway	Various	Awarded	2014
Zaña Hydroelectric Plant	Cajamarca	Feasability	2014
Chadin Hydroelectric Plant	Cajamarca	Feasability	Undefined

Fourth Quarter 2013 Earnings Release

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	4Q13	4Q12	% Var.	2012	2013	% Var.
Pacasmayo Plant	537.0	570.6	-5.9%	2,100.5	2,052.7	2.3%
Rioja Plant	72.2	50.4	43.3%	240.1	200.3	19.9%
Total	609.2	621.0	-1.9%	2,340.6	2,253.0	3.9%

The volume of cement production at the Pacasmayo plant decreased 5.9% during 4Q13 when compared to 4Q12. This decline was mainly due to a production deficit in 4Q12 at the Rioja plant which was covered by the Pacasmayo plant. Upon completing the capacity expansion of the Rioja plant, the market was reorganized in order to dispatch cement from that plant, decreasing the production volume of the Pacasmayo plant.

During 2013, cement production increased 2.3% at the Pacasmayo plant when compared to 2012.

Cement production volume at the Rioja Plant increased 43.3% in 4Q13 compared with 4Q12, and 19.9% during 2013 compared with 2012 due to initiation of operations of the plant’s expanded capacity.

Lastly, during 2013 total cement production volume rose 3.9% compared to the same period in 2012.

Clinker Production Volume
(thousands of metric tons)

	Production
	4Q13	4Q12	% Var.	2012	2013	% Var.
Pacasmayo Plant	324.5	333.2	-2.6%	1,189.3	1,208.8	-1.6%
Rioja Plant	57.6	39.5	45.8%	196.2	159.1	23.3%
Total	382.1	375.5	1.8%	1,385.5	1,367.9	1.3%

Total clinker production volume decreased 2.6% in 4Q13 compared to 4Q12. During 4Q13, the Company used 78.3 thousand MT of imported clinker, 26.2% more than 4Q12 when 62.0 thousand MT were used. During 2013, total clinker production remained flat when compared to the same period in 2012. However, the consumption of imported clinker increased 68.4%, reaching 351.5 thousand MT, when compared to 208.7 thousand MT used in 2012. It is important to mention that in 2012, imported clinker was used during only 8 months of the year and not during the entire year, as was the case in 2013.

Quicklime Production Volume
(thousands of metric tons)

	Production
	4Q13	4Q12	% Var.	2012	2013	% Var.
Pacasmayo Plant	16.2	20.4	-20.6%	66.9	101.4	-34.0%

Fourth Quarter 2013 Earnings Release

Quicklime production volume decreased 20.6% in 4Q13 compared with 4Q12, while for 2013 this figure decreased 34.0% compared with 2012, mainly explained by lower demand from the Company’s clients. Quicklime is mainly used in the mining industry, which has decreased its production due to lower metal prices.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million MT. Annual installed cement capacity at the Rioja plant remained flat at 0.44 million MT.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million MT. The annual installed clinker capacity at the Rioja plant stayed relatively unchanged at 0.28 million MT.

Utilization Rate:

Pacasmayo Plant Utilization Rate1

	Utilization Rate
	4Q13	4Q12	% Var.	2013	2012	% Var.
Cement	74.1%	78.7%	-4.6 pp.	72.4%	70.8%	1.6 pp.
Clinker	86.5%	88.9%	-2.3 pp.	79.3%	80.6%	-1.3 pp.
Quicklime	27.0%	34.0%	-7.0 pp.	27.9%	42.2%	-14.4 pp.

The utilization rate of cement production at the Pacasmayo plant decreased 4.6 percentage points during 4Q13 compared to 4Q12, reaching a rate of 74.1%. This decrease was mainly due to the lower production explained above.

Similarly, the utilization rate of clinker production in 4Q13 decreased 2.3 percentage points compared with 4Q12, reaching a rate of 86.5%.

The utilization rates of clinker and cement production remained stable in 2013 when compared to 2012.

Furthermore, the utilization rate of quicklime production decreased 7.0 percentage points during 4Q13, compared with 4Q12, and 14.4 percentage points in 2013 compared to 2012, due to a decline in demand as a consequence of lower metal prices.

Rioja Plant Utilization Rate2

	Utilization Rate
	4Q13	4Q12	% Var.	2013	2012	% Var.
Cement	65.6%	100.8%	N/R	54.6%	100.2%	N/R
Clinker	82.3%	79.1%	N/R	70.1%	79.6%	N/R

The utilization rate of cement production at the Rioja plant reached 65.6% in 4Q13 and 54.6% in 2013. Utilization rates are not comparable with 4Q12 and 2012 due to the increase of more than 100% in installed capacity for cement production in 2Q13.

1-2 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Fourth Quarter 2013 Earnings Release

The utilization rate of clinker reached 82.3% in 4Q13 and 70.1% in 2013. This is mainly due to an increase in the capacity of clinker production during 2Q13.

New cement Plant in Piura

The construction of our new cement plant in Piura began in October 2013. This plant will have a production capacity of 1.6 million tons of cement and 1.0 million MT of clinker.

Fourth Quarter 2013 Earnings Release

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results (in millions of Nuevos Soles S/.)

	Income Statement
	4Q13	4Q12	% Var.	2013	2012	% Var.
Sales of goods	316.7	317.0	-0.1%	1,239.7	1,169.8	6.0%
Gross Profit	127.6	128.8	-0.9%	523.4	456.8	14.6%
Total operating expenses, net	-56.6	-66.4	-14.8%	-230.4	-226.3	1.8%
Operating Profit	71.0	62.4	13.8%	293.0	230.5	27.1%
Total other expenses, net	-6.8	1.0	N/R	-58.3	-1.2	N/R
Profit before income tax	64.2	63.4	1.3%	234.7	229.3	2.4%
Income tax expense	-29.2	-24.5	19.2%	-82.4	-73.7	11.8%
Net Income	35.0	38.9	-10.0%	152.3	155.6	-2.1%
Non-controlling interests	-1.0	-1.0	0.0%	-3.3	-3.4	-2.9%
Net Income of controlling interest	36.0	39.9	-9.8%	155.6	159.0	-2.1%

It is important to mention that net income in 2013 was negatively affected by exchange rate fluctuations which are reflected in the Other Expenses line in the table above. The exchange rate increased from S/. 2.55 per US$ 1.00 as of December 31, 2012 to S/. 2.795 per US$ 1.00 as of December 31, 2013 (9.6%). This variation was mainly due to the Company’s debt of US$ 300 million, net a cash position of approximately US$ 150 million.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: Cement, concrete and blocks (in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	4Q13	4Q12	% Var.	2013	2012	% Var.
Sales of goods	285.1	273.7	4.2%	1,102.1	972.2	13.4%
Cost of Sales	-156.0	-147.0	6.1%	-587.3	-531.7	10.5%
Gross Profit	129.1	126.7	1.9%	514.8	440.5	16.9%
Gross Margin	45.3%	46.3%	-1.0 pp	46.7%	45.3%	1.4 pp

Sales of cement, concrete and blocks increased 4.2% in 4Q13 when compared to 4Q12. Peru’s GDP grew 5.2% during 4Q13 and construction GDP grew approximately 3.4% according to Apoyo Consultoría.

The slight slowdown during 4Q13 compared to previous quarters is mainly explained by a decline in business and consumer confidence. A recovery in cement dispatches is expected for the second quarter of 2014, evidenced by some current signs of improved confidence.

Fourth Quarter 2013 Earnings Release

Sales and gross profit for cement, concrete and blocks during 4Q13 were comprised as follows:

Sales growth of the cement, concrete and blocks segment during 4Q13 was primarily driven by a 5.6% increase in cement sales. Concrete sales decreased 10.1% due mainly to the significant increase in dispatches during 4Q12 stemming from large-scale works.

Fourth Quarter 2013 Earnings Release

Gross profit for the cement, concrete and block segment increased by S/. 2.3 million in 4Q13 compared to 4Q12.

It is important to note that the gross margin for this segment increased 1.4 percentage points in 2013 when compared to 2012, due to operational improvements made throughout 2013. This increase in margin was achieved despite a larger consumption of imported clinker.

Sales: Construction Supplies3 (in millions of Nuevos Soles S/.)

	Construction Supplies
	4Q13	4Q12	% Var.	2013	2012	% Var.
Sales of goods	25.6	31.5	-18.7%	103.3	143.2	-27.9%
Cost of Sales	-24.8	-30.2	-17.9%	-99.9	-138.3	-27.8%
Gross Profit	0.8	1.3	-38.5%	3.4	4.9	-30.6%
Gross Margin	3.1%	4.1%	-1.0 pp	3.3%	3.4%	-0.1 pp

During 4Q13, sales of construction supplies decreased 18.7% compared with 3Q12 primarily due to increased competition in this segment. It is important to mention that the reduction is exclusively in construction materials and does not reflect lower cement sales to Dino affiliates.

Similarly, during 2013 sales declined 27.9%, whereas gross margin remained stable compared with 2012.

Sales: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	4Q13	4Q12	% Var.	2013	2012	% Var.
Sales of goods	5.6	11.1	-49.5%	31.9	52.7	-39.5%
Cost of Sales	-7.7	-9.0	-14.4%	-26.9	-39.8	-32.4%
Gross Profit	-2.1	2.1	N/R	5.0	12.9	-61.2%
Gross Margin	-37.5%	18.9%	-56.4 pp.	15.7%	24.5%	-8.8 pp.

Quicklime sales decreased 49.5% in 4Q13 compared with 4Q12, and 39.5% in 2013 compared to 2012 due to the aforementioned decline in demand. The gross margin was negative in 4Q13 mainly due to a reclassification of expenses.

3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Fourth Quarter 2013 Earnings Release

Operating Expenses:

Administrative expenses (in millions of Nuevos Soles S/.)

	Administrative expenses
	4Q13	4Q12	% Var.	2013	2012	% Var.
Personnel expenses	27.3	28.4	-3.9%	106.4	91.7	16.0%
Third-party services	25.0	26.7	-6.4%	72.6	82.0	-11.5%
Board of directors	1.4	1.2	16.7%	5.6	5.1	9.8%
Depreciation and amortization	0.3	2.6	-88.5%	10.4	10.7	-2.8%
Other	4.5	4.0	12.5%	14.0	13.6	2.9%
Total	58.5	62.9	-7.0%	209.0	203.1	2.9%

During 4Q13, administrative expenses decreased 7.0% compared with 4Q12, mainly due to lower expenses in professional fees given that in 2012 the Company incurred extraordinary expenses for the IPO on the NYSE. In 2013, the expenses remain stable compared to 2012.

Selling and distribution expenses (in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	4Q13	4Q12	% Var.	2013	2012	% Var.
Personnel expenses	4.1	3.7	10.8%	14.5	14.0	3.6%
Advertising and promotion	1.8	3.2	-43.8%	10.5	10.8	-2.8%
Other	1.9	2.4	-20.8%	4.8	6.1	-21.3%
Total	7.8	9.3	-16.1%	29.8	30.9	-3.6%

During 4Q13, selling and distribution expenses declined by 16.1% compared with 4Q12 due mainly to a decrease in advertising and promotional expenses. During 2013, selling and distribution expenses remained flat when compared to 2012.

Fourth Quarter 2013 Earnings Release

EBITDA Reconciliation:

Consolidated EBITDA (in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	4Q13	4Q12	Var %.	2013	2012	Var %.
Net Income	35.0	38.9	-10.0%	152.3	155.6	-2.1%
+ Income tax expense	29.3	24.5	19.6%	82.4	73.7	11.8%
- Finance income	-5.7	-5.4	5.6%	-27.2	-23.3	16.7%
+ Finance costs	10.0	4.8	N/R	37.1	23.8	55.9%
+/- Net loss from exchange rate	2.4	-0.5	N/R	48.4	0.7	N/R
+ Depreciation and amortization	14.8	11.0	34.5%	55.9	48.0	16.5%
Consolidated EBITDA	85.8	73.3	17.1%	348.9	278.5	25.3%
EBITDA from FdP and Salsud *	3.7	5.0	-26.2%	12.6	13.6	-7.4%
Cement EBITDA	89.5	78.3	14.3%	361.5	292.1	23.8%

* Corresponds to EBITDA from projects for Fosfatos del Pacifico and Salmueras Sudamericanas which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Consolidated EBITDA increased 17.1%, or S/. 12.5 million, in 4Q13 compared to 4Q12, reaching a consolidated EBITDA of S/. 85.8 million. Similarly, during 2013 consolidated EBITDA increased 25.3%, equivalent to S/. 70.4 million, when compared to 2012.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.)

As of December 31, 2013, the Company’s cash position was S/. 977.0 million (US$ 349.6 million). This balance includes certificates of deposit for S/. 528.9 million (US$ 189.2 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 125.0	3.65%	February 27, 2013	February 27, 2014
BBVA Banco Continental	S/. 103.9	4.60%	December 24, 2013	January 23, 2014
Banco de Crédito del Perú	S/. 80.0	3.60%	November 15, 2013	February 13, 2014
Banco de Crédito del Perú	S/. 80.0	3.60%	November 15, 2013	February 13, 2014
BBVA Banco Continental	S/. 50.0	3.90%	December 19, 2013	January 21, 2014
BBVA Banco Continental	S/. 30.0	3.90%	December 19, 2013	January 21, 2014
Banco de Crédito del Perú	S/. 10.0	3.68%	November 27, 2013	February 15, 2014
Others	S/. 50.0
Total	S/. 528.9

Other deposits include term deposits in Peruvian Nuevos Soles held by the Company’s subsidiaries.

The remaining balance of S/. 448.1 million (US$ 160.3 million) is held in Company bank accounts.

Fourth Quarter 2013 Earnings Release

Debt Position:

Consolidated Debt (in millions of Nuevos Soles S/.)

As of December 31, 2013, the Company’s total outstanding debt reached S/. 838.8 million (US$ 300 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	838.8	838.8
Future interest payments	37.7	75.5	75.5	169.8	358.5
Total	37.7	75.5	75.5	1,008.6	1,197.3

Capex

Capex (in millions of Nuevos Soles S/.)

As of December 31, 2013, the Company invested S/. 210.6 million (US$ 75.3 million), allocated to the following projects:

Projects	2013
Construction of diatomite brick plant	11.3
Expansion of Rioja Plant	17.6
Expansion of Pacasmayo Plant	24.5
Concrete and aggregates equipment	21.0
New Piura Plant	72.9
Phosphate Project	41.6
Brine Project	5.8
Other investing activities*	15.9
Total	210.6

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipment and overhauls.

Fourth Quarter 2013 Earnings Release

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% of the shares of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

The Company hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water. The basic engineering and pre-feasibility studies are in the final stage of approval, therefore the results will be announced to the market during the current year, which will allow for a more accurate analysis of the project.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Recent Events

▪
Ruling in Amparo Proceedings, Mining Royalty - On November 20, 2013, the Peruvian Constitutional Court affirmed the constitutional challenge filed by the Company against the new regulation of the Mining Royalty Law, in a final and unappelable ruling, on the grounds that the new regulation violates the constitutional right of property, as well as the principles of legal reserve and proportionality. Therefore, the new regulation is rendered inapplicable to the Company. As a result, the Company will continue to use as a basis for the calculation of the mining royalty the value of the concentrate or mining component, and not the value of the product obtained from the industrial or manufacturing process.

Fourth Quarter 2013 Earnings Release

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 55 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 2.795 per US$ 1.00, which was the exchange rate, reported as of December 31, 2013 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2013 Earnings Release

Consolidated statements of financial position
As of December 31, 2013 and December 31, 2012

Assets	As of Dic-13 S/. (000)	As of Dic-12 S/. (000)
Current assets
Cash and term deposits	976,952	473,785
Trade and other receivables	68,542	69,395
Income tax prepayments	27,679	21,464
Inventories	334,471	278,149
Prepayments	11,727	10,616
	1,419,371	853,409

Assets	As of Dic-13 S/. (000)	As of Dic-12 S/. (000)
Non-current assets
Other receivables	46,292	36,110
Available-for-sale financial investments	36,058	34,887
Property, plant and equipment	1,537,111	1,394,835
Exploration and evaluation assets	59,330	49,486
Deferred income tax assets	15,155	13,438
Other assets	1,220	1,159
	1,695,166	1,529,915

Total assets	3,114,537	2,383,324

Liabilities and equity	As of Dic-13 S/. (000)	As of Dic-12 S/. (000)
Current liabilities
Trade and other payables	126,897	132,764
Interest-bearing loans and borrowings	-	22,884
Income tax payable	2,780	75
Provisions	27,984	24,029
	157,661	179,752

	As of Dic-13 S/. (000)	As of Dic-12 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	824,022	192,571
Other non-current provisions	20,497	16,578
Deferred income tax liabilities, net	102,887	100,308
	947,406	309,457

Total liabilities	1,105,067	489,209

Equity	As of Dic-13 S/. (000)	As of Dic-12 S/. (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	556,294	558,478
Legal reserve	119,833	105,221
Other components of equity	19,045	16,711
Retained earnings	653,704	570,878

Equity attributable to owners of the parent	1,930,840	1,833,252
Non-controlling interests	78,630	60,863

Total equity	2,009,470	1,894,115

Total liabilities and equity	3,114,537	2,383,324

Fourth Quarter 2013 Earnings Release

Consolidated statements of comprehensive income
For the three and twelve-month periods ended December 31, 2013 and September 31, 2012

	4Q13 S/. (000)	4Q12 S/. (000)	2013 S/. (000)	2012 S/. (000)

Sales of goods	316,724	316,958	1,239,688	1,169,808
Cost of sales	(189,122)	(188,151)	(716,239)	(713,058)
Gross profit	127,602	128,807	523,449	456,750

Operating expenses

Administrative expenses	(58,533)	(62,941)	(208,915)	(203,067)
Selling and distribution expenses	(7,788)	(9,264)	(29,817)	(30,865)
Other operating (expenses) income, net	9,706	5,752	8,281	7,706
Total operating expenses , net	(56,615)	(66,453)	(230,451)	(226,226)

Operating profit	70,987	62,354	292,998	230,524

Operating income (expenses)

Finance income	5,682	5,381	27,213	23,326
Finance costs	(9,989)	(4,836)	(37,103)	(23,771)
Net loss from exchange difference	(2,436)	451	(48,430)	(736)

Total other income (expenses), net	(6,743)	996	(58,320)	(1,181)

Profit before income tax	64,244	63,350	234,678	229,343

Income tax expense	(29,241)	(24,410)	(82,395)	(73,743)
Profit for the period	35,003	38,940	152,283	155,600

Attributable to:
Equity holders of the parent	36,037	39,861	155,634	159,005
Non-controlling interests	(1,034)	(921)	(3,351)	(3,405)
	35,003	38,940	152,283	155,600

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.06	0.07	0.27	0.28
Profit for the period	35,003	38,940	152,283	155,600

Fourth Quarter 2013 Earnings Release

Consolidated statements of changes in equity
For the years ended Decemeber 31, 2013, 2012 and 2011

	Attributable to owners of the parent
	Capital stock S/. (000)	Investment shares S/. (000)	Additonal paid-in capital S/. (000)	Legal reserve S/. (000)	Available-for-sale reserve S/. (000)	Foreign currency translation reserve S/. (000)	Retained earnings S/. (000)	Total S/. (000)	Non-controlling interests S/. (000)	Total equity S/. (000)
										0
Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the period	-	-	-	-	-	-	67,694	67,694	(2,225)	65,469
Other comprehensive income	-	-	-	-	(6,117)	(245)	-	(6,362)	(29)	(6,391)
Total comprehensive income	-	-	-	-	(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends	-	-	-	-	-	-	(91,000)	(91,000)	-	(91,000)
Incorporation of non controlling interests	-	-	-	-	-	-	77,665	77,665	34,547	112,212
Appropriation of legal reserve	-	-	-	16,306	-	-	(16,306)	-	-	-

Balance as of December 31, 2011	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the period	-	-	-	-	-	-	159,005	159,005	(3,045)	155,600
Other comprehensive income	-	-	-	-	8,969	(287)	-	8,682	(34)	8,648
Total comprehensive income	-	-	-	-	8,969	(287)	159,005	167,687	(3,439)	164,248

Proceeds from the issue of common shares	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	14,770	-	-	(14,770)	-	-	-
Dividends	-	-	-	-	-	-	(52,000)	(52,000)	-	(52,000)
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	28,557	28,557
Sale of treasury shares	1,200	-	-	-	-	-	4,922	6,122	-	6,122
Other adjustments of non-controlling interests	-	-	(2,713)	-	-	-	-	(2,713)	2,713	-

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	155,634	155,634	(3,351)	152,283
Other comprehensive income	-	-	-	-	819	1,515	-	2,334	76	2,410
Total comprehensive income	-	-	-	-	819	1,515	155,634	157,968	(3,275)	154,693

Refund of capital contribution of non-controlling interests	-	-	-	-	-	-	-	-	(1,024)	(1,024)
Appropriation of legal reserve	-	-	-	14,612	-	-	(14,612)	-	-	-
Dividends	-	-	-	-	-	-	(58,196)	(58,196)	-	(58,196)
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests	-	-	(2,184)	-	-	-	-	(2,184)	2,184	-

Balance as of December 31, 2013	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470